--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                  SCHEDULE TO
                                 (RULE 14D-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Subject Company (Issuer))

                       SPORTS RESORTS INTERNATIONAL, INC.
                       (Name of Filing Persons (Issuer))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of securities)

                                   84918U108
                     (CUSIP Number of Class of Secuirites)
                             ---------------------

                              GREGORY T. STRZYNSKI
                            CHIEF FINANCIAL OFFICER
                                 951 AIKEN ROAD
                                OWOSSO, MI 48867
                                 (989) 725-8354

          (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                              DAVID B. BRAUN, ESQ.
                               BUTZEL LONG, P.C.
                               150 WEST JEFFERSON
                                   SUITE 100
                            DETROIT, MICHIGAN 48226
                                 (313) 225-7000

                           CALCULATION OF FILING FEE

                TRANSACTION VALUATION*                                  AMOUNT OF FILING FEE
                ----------------------                                  --------------------
                       $919,025                                               $110.00

* For purposes of calculating the amount of filing fee only. The amount assumes the purchase of 919,025 shares of common stock, par value $0.01 per share, of Sports Resorts International, Inc. (the "Company"), for a price per share of $1.00. Such number of shares represents all of the shares of the Company's common stock outstanding as of September 1, 2005 (other than 47,480,746 shares beneficially held by Donald J. Williamson and his spouse and children).

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filings.

Amount Previously Paid:  N/A            Form or Registration No.:  N/A
Filing Party:            N/A            Date Filed:                N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third-party tender offer subject to Rule 14d-1.

[X]  issuer tender-offer subject to Rule 13e-4.

[X]  going private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  INTRODUCTION

     This tender offer Statement on Schedule TO (this "Schedule TO") is filed by Sports Resorts International, Inc., a Michigan corporation (the "Company"). This Schedule TO relates to the offer by the Company to purchase any and all of the outstanding shares of common stock of the Company, par value $.01 per share (the "Shares"), for a purchase price of $1.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 21, 2005 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1) and (a)(2) (which together with any amendments or supplements thereto, collectively constitute the "Offer"). Certain information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated by reference with respect to Items 1-9, 11 and 13 of this Schedule TO.

ITEM 10.  FINANCIAL INFORMATION

     The information set forth in the Offer to Purchase under the caption "The Tender Offer -- Certain Information Concerning the Company" is incorporated herein by reference. In addition, the Company's audited consolidated financial statements as of December 31, 2004 and December 31, 2003 included in the Company's Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated herein by reference. Further, the Company's unaudited consolidated financial statements for the six month periods ended June 30, 2005 and June 30, 2004, are included in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005, which is incorporated herein by reference.

ITEM 12.  EXHIBITS

     (a)(1) Form of Offer to Purchase

     (a)(2) Form of Letter of Transmittal

     (a)(3) Form of Notice of Guaranteed Delivery

     (a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(5) Form of Letter for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Letter to Shareholders from the Company dated as of September 20, 2005.

     (a)(7) Form of Press Release to be issued by the Company (incorporated by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed September 16, 2005).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SPORTS RESORTS INTERNATIONAL

                                          By:   /s/ GREGORY T. STRZYNSKI
                                            ------------------------------------
                                            Name:    Gregory T. Strzynski
                                            Title:   Chief Financial Officer

Dated: September 16, 2005

                                 EXHIBIT INDEX

(a)(1) Form of Offer to Purchase

(a)(2) Form of Letter of Transmittal

(a)(3) Form of Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(6) Form of Letter to Shareholders from the Company dated as of September 20, 2005.

(a)(7) Form of Press Release to be issued by the Company (incorporated by reference to Exhibit (a)(1) of the Company's Tender Offer Statement on Schedule TO filed September 16, 2005).